NEWMARKET GOLD ANNOUNCES FURTHER HIGH-GRADE DRILL RESULTS AND RECORD
MONTHLY PRODUCTION AT THE FOSTERVILLE GOLD MINE

Vancouver, B.C. – November 8, 2016 – Newmarket Gold (“Newmarket” or the “Company”) (TSX: NMI) (OTCQX: NMKTF) is pleased to announce further positive drill results and record monthly production at the Fosterville Gold Mine, State of Victoria, Australia. Underground resource definition drilling has continued to target down-plunge extensions to the Lower Phoenix and Harrier South gold systems to assess the potential of Mineral Reserve expansion. Recent drill results from nine underground holes totaling 3,637 meters (m) have demonstrated the continuity of exceptional high-grade visible gold mineralization on both the newly discovered west dipping Lower Phoenix Footwall and Eagle Structures in the Lower Phoenix gold system.

An additional drilling program consisting of seven holes totaling 2,893m in the Harrier South gold system has reaffirmed the Mineral Reserve conversion potential of this area, returning the highest Harrier gold grades ever recorded. The Company is also pleased to report a further three surfaced-based drill holes totaling 2,591m from growth drilling exploration programs targeting the Lower Phoenix gold system (Figure 1). Recent drill results continue to support the potential to expand Fosterville’s Mineral Resources and Reserves and confirm continuity of mineralization up-plunge (north) and down-plunge (south) on the Lower Phoenix gold system and down plunge on the Harrier South gold system. Additionally, the Company is pleased to note that Fosterville achieved record production for the month of October, totaling 15,116 ounces of gold at a record mill grade of 8.18 g/t Au and record recovery of 92.3% .

Highlight Drill Intercepts from Underground Near Mine Drilling at Fosterville Gold Mine:

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Drilling into the newly discovered west dipping Lower Phoenix Footwall Structure intersected significant high-grade gold mineralization including 550 g/t Au(1) over 3.75m (Estimated True Width “ETW” 3.5m) in hole UDH1278 (Including 4,592 g/t Au(1) over 0.4m [ETW 0.3m]) and 203 g/t Au(1) over 8.55m (ETW 2.4m) in hole UDH1740 (Including 1,521 g/t Au(1) over 1.0m [ETW 0.28m]). This structure has now been defined over a strike extent of 150m and vertical extent of 150m.

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Drilling on the Harrier Base Structure returned high-grade mineralization containing visible gold. Key intercepts include a record 129 g/t Au(1) over 6.95m (ETW 6.2m) in hole UDH1868 (Including 877 g/t Au(1) over 1m [ETW 0.9m]) and 14.57 g/t Au(1) over 6.8m (ETW 5.9m) in hole UDH1869. These exceptional results reaffirm an increasing grade profile with depth in the Harrier gold system.

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Eagle Fault underground definition drilling continues to return high-grade mineralization and has now been defined over a strike length of 730m and vertical extent of 350m with the return of key drill intercepts including 6.91 g/t Au over 5.2m (ETW 4.5m) in hole UDH1816 and 11.09 g/t Au over 1.4m (ETW 0.8m) in hole UDH1875B.

Highlight Drill Intercepts from Surface Based Growth Drilling at Fosterville Gold Mine:

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Surface based diamond drilling on the Lower Phoenix North system (8050mN) targeted Lower Phoenix Structures approximately 350m north of Lower Phoenix Mineral Reserves and returned a significant intercept of 6.5 g/t Au over 27.8m (ETW 25.0m) in hole SPD618C. Surface-based diamond drilling programs continue to confirm the resource expansion potential of the Lower Phoenix gold system.

Record Monthly Operating Results at Fosterville Gold Mine:

The mining of high-grade, visible gold-bearing structures as further defined by drill results announced today has contributed to record monthly production results at Fosterville for October, 2016.

•	Record monthly production for October 2016 of 15,116 ounces of gold, exceeding the previous monthly record of 14,103 ounces produced in April 2016.

•	Record monthly mill grade for October 2016 was achieved of 8.18 g/t Au surpassing previous monthly record of 8.09 g/t Au in May 2016.

•	Record monthly mill recovery for October 2016 of 92.3% above the previous monthly record of 91.3% in June 2016.

(1)	Visible gold present in drill intercept, ETW – Estimated True Width, All drill results are presented in Table 1

Mr. Douglas Forster, President and Chief Executive Officer, Newmarket Gold commented: “We are very pleased to report continued positive results from our drilling programs on the Lower Phoenix and Harrier South gold systems and record monthly production at our flagship Fosterville Gold Mine. October 2016 proved to be a significant month for the Fosterville operation achieving a record production output of 15,116 ounces of gold with a record mill grade and recovery of 8.18 g/t Au and 92.3% respectively. The mining of high grade visible gold bearing structures in the Lower Phoenix gold system has largely contributed to the record monthly production results. The down-plunge drilling of these structures has returned exceptional results supporting our view that Fosterville will be a highly productive operation for years to come with demonstrated continuity of structure and grade down-plunge from existing Mineral Reserves.”

“Record high grade, visible gold mineralization intercepted at the Harrier Base resource target confirms the potential for Harrier to provide a high-grade, independent mining front in addition to the current Lower Phoenix South mining area. The Lower Phoenix North resource target area also continues to return exceptional results and continues to grow the resource potential of this third potential mining front area towards the north and closer to surface. We continue to invest in Fosterville with a total of 91,980m of growth and definition drilling completed to date in 2016 using 9 drill rigs. Exploration success since the start of the year on the Phoenix, Lower Phoenix, and Harrier South gold systems targets continue to support our view to expand Measured and Indicated Mineral Resources through continued targeting of the plunge extensions of these high-grade structures.”

2016 Underground Exploration Programs at Fosterville Gold Mine

Lower Phoenix Gold System Underground Resource Definition Drilling Program

Since the September 20, 2016 Newmarket News Release, drilling from four diamond drill rigs has continued to focus on resource definition and understanding of multiple gold targets including the Lower Phoenix Footwall (LPFW) and Eagle Faults. Reported drill results from nine holes (3,637m) are from intercepts through the Lower Phoenix Footwall and Eagle resource target areas outside of the December 31, 2015 Measured and Indicated Mineral Resources. Mining production continues on the upper-plunge areas of the Lower Phoenix gold system structures including the high-grade Eagle Fault, which have largely contributed to an October record gold mill grade of 8.18 g/t at Fosterville.

All drill assay intercepts are provided in Table 1 and drill collars in Table 2.

Lower Phoenix Footwall Structures

A total of six drill holes intercepted significant gold mineralization associated with Lower Phoenix Footwall Structures. The most significant mineralization contains visible gold and occurs in a newly discovered west dipping lode as reported on the September 20, 2016 Newmarket News Release, where new drilling results include 550 g/t Au(1) over 3.75m (ETW 3.5m) in hole UDH1278 (Including 4,592 g/t Au(1) over 0.4m [ETW 0.3m]), 203 g/t Au(1) over 8.55m (ETW 2.4m) in hole UDH1740 (Including 1,521 g/t Au(1) over 1.0m [ETW 0.28m]), 27.37 g/t Au(1) over 20.1m (ETW 2.8m) in hole UDH1818 (Including 66.8 g/t Au(1) over 6.3m [ETW 0.9m]) and 36.8 g/t Au(1) over 2.25m (ETW 2.25m) in hole UDH1727 (Figure 2).

These intercepts are located approximately 50 to 120m vertically below and 50 to 130m laterally along strike from current Mineral Reserves (Figure 2). The defined size of this high-grade mineralized structure is 150m in strike length and 150m in vertical extent. The mineralized zone appears to adjoin the high-grade Eagle structure at its lower edge and is untested down-plunge. Continued definition drilling from the hangingwall drill platforms for the remainder of 2016 will advance the understanding of size and scale of this attractive resource growth target.

Eagle Fault

The high-grade Eagle Fault system has now been defined over a strike length of 730m and vertical extent of 350m. Recent drilling continues to return significant high-grade gold intercepts and supports the view that the Eagle Fault system remains open for expansion down-plunge. Recent drill results into the Eagle Fault below the 4100mRL include 6.91 g/t Au over 5.2m (ETW 4.5m) in hole UDH1816 and 11.09 g/t Au over 1.4m (ETW 0.8m) in hole UDH1875B (Figure 3).

These results continue to confirm the continuity and high-grade tenor of the Eagle Fault down plunge and clearly demonstrates the potential for Mineral Reserve growth on this structure.

As reported in the September 20, 2016 Newmarket Gold News Release, recent definition drilling into the east dipping Eagle Fault structure from the Central Decline has also defined a series of east dipping splay faults which host significant gold mineralization. Hole UDH1834 intercepted one of these splay structures returning a result of 5.52 g/t Au over 4.2m (ETW 2.5m) (Figure 3). The Eagle zone remains untested and open at depth below the 4000mRL and south of 6400mN and drilling is planned to target beyond this extent during the remainder of 2016.

Harrier South Gold System Underground Resource Definition Drilling Program

Since the September 14, 2016 Newmarket News Release, drilling from two diamond rigs have continued to focus on resource definition and understanding of multiple gold targets including the Harrier Base Fault in the Harrier South gold system. Reported drill results from seven holes (2,893m) are from intercepts though the Harrier Base resource target area and are outside of the December 31, 2015 Measured and Indicated Mineral Resources.

All drill assay intercepts are provided in Table 1 and drill collars in Table 2.

Harrier Base Structure

Drill results returned on the Harrier Base Structure contain record high-grade intercepts including 129 g/t Au(1) over 6.95m (ETW 6.2m) in hole UDH1868 (Including 877 g/t Au(1) over 1m [ETW 0.9m]) , 14.57 g/t Au(1) over 6.8m (ETW 5.9m) in hole UDH1869 and 10.69 g/t Au over 8.0m (ETW 6.4m) in hole UDH1830 (Including 15.73 g/t Au over 5.05m [ETW 4.0m]) (Figure 4).

Within a zone between 4750mN and 4900mN and 4280mRL to 4350mRL there is now a total of 11 drill hole intercepts into Harrier Base, with six of those intercepts containing visible gold and nine intercepts returning greater than 30 gram meters of gold mineralization. Recent high-grade results have been recorded at the deepest drilling completed to date and continue to support an increasing grade trend with depth down-plunge.

2016 Surface Based Growth Exploration Programs

Since the September 20, 2016 Newmarket News Release, the Company has advanced its surface-based exploration programs to test extensions of the Lower Phoenix gold system.

Surface based growth exploration programs at Fosterville are now completed on the Lower Phoenix North 8050mN section and all drill results have now been returned. The results of three holes from 2,591m of surface based drilling are provided in Table 1 and illustrated in Figure 1.

Surface based drilling into the Lower Phoenix North has advanced northwards with the commencement of the Lower Phoenix 8300mN program on the back of drill success of the Lower Phoenix 7850mN, 7950mN and 8050mN sections.

All drill assay intercepts are provided in Table 1 and drill collars in Table 2.

Lower Phoenix North 8050mN Surface Drill Program

A surface exploration drill program on the Lower Phoenix North 8050mN gold system was undertaken following successful drill results returned from the Lower Phoenix North 7950mN and 7850mN surface drill programs previously completed. The Lower Phoenix North 8050mN program targets Lower Phoenix mineralization approximately 350m north of Mineral Reserves and consisted of one parent hole with three daughter holes and second hole collared from surface. New drill results returned from the Lower Phoenix North (8050mN) program include 6.5 g/t Au over 27.8m (ETW 25.0m) in hole SPD618C and 4.49 g/t Au over 4.50m (ETW 4.3m) in hole SPD618B (Figure 1).

Newmarket Gold is currently compiling and interpreting results of this program and is optimistic that Mineral Resources could potentially be extended beyond the current extent of 7750mN to the 8050mN. Newmarket has continued a surface based drill program on the Lower Phoenix North 8300mN with the intent to further expand the Lower Phoenix North Mineral Resource, which remains open to the north.

To view a PDF of the tables and figures as referenced in this press release please go to the following link:

http://media3.marketwire.com/docs/Tables_1_2.pdf

http://media3.marketwire.com/docs/Figures_1_4.pdf

Qualified Person

Troy Fuller, MAIG, Geology Manager, Fosterville Gold Mine, Newmarket Gold, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

QAQC information is provided at the bottom of Table 1.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Ryan King,
Vice President, Investor Relations
Newmarket Gold, Inc.
T: 604.559.8040
E: rking@newmarketgoldinc.com
www.newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian listed gold producer with three 100% owned underground operating mines in Australia. The flagship operation, Fosterville Gold Mine, and the Stawell Gold Mine are located in the state of Victoria, and the Cosmo Gold Mine is located in the Northern Territory. In addition, Newmarket has a pipeline of growth projects within Australia, including The Maud Creek Gold Project in the Northern Territory and the Big Hill Gold Project in the state of Victoria. The Company is based on a strong foundation of quality gold production from its three Australian mines, producing over 220,000 ounces of gold annually. Newmarket Gold is dedicated to the development of its resources, targeted exploration, and prudent cost management practices, while continuing to generate free cash flow and maintaining a large resource base with reserve upside. Newmarket strives to enhance shareholder value through a disciplined approach to growth, focused on organic exploration success on near mine targets and accretive acquisition opportunities in stable mining jurisdictions.

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information” under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this News Release or incorporated by reference herein, except in accordance with applicable securities laws.